Mail Stop 3561

December 23, 2009

Mark W. Joslin
Chief Financial Officer
Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433-5001

      **Re:    Pool Corporation**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed March 28, 2008**
              **File No. 000-26640**

Dear Mr. Joslin:

      We have reviewed your filing and have the following comment. You should comply with the comment in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive, page 16

1. Please disclose how you specifically arrived at the amounts reflected in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table based on the 2008 targets presented on page 17. We note your statement on page 17 that the Committee applied its discretion and awarded your executive officers approximately 5% to 15% of base salary above the calculated bonus

levels for the 2008 annual bonus plan.  Clearly state which, if any, of the financial measures for each executive officer were met and/or if the amounts paid represent satisfaction of the individual's business objectives, including the specific objective(s) met.  In this regard, please note that you previously represented to the staff that you would provide this information.  Refer to your responses to comments 14 and one in your response letters dated July 1, 2008 and September 26, 2008, respectively.

\* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director